Exhibit 21

SUBSIDIARIES

Name	Jurisdiction of Organization
Hurricane, LLC	Massachusetts
ImmunoGen US Holding, Inc.	Delaware
ImmunoGen Europe Limited	United Kingdom
ImmunoGen Switzerland GmbH	Switzerland
ImmunoGen BioPharma (Ireland) Limited	Ireland
ImmunoGen Securities Corp.	Massachusetts